Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Second Quarter 2020 Financial Results

Gross billings (non-GAAP) increased by 21.3% year-over-year

New student enrollments1 increased by 10.2% year-over-year

BEIJING, August 14, 2020 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial and Operational Snapshots

•	Net revenues were RMB512.5 million (US$72.5 million), representing a 7.3% decrease year-over-year.

•	Gross billings (non-GAAP) were RMB531.5 million (US$75.2 million), representing a 21.3% increase year-over-year.

•	Gross profit was RMB412.9 million (US$58.4 million), representing a 9.7% decrease year-over-year.

•	Net loss was RMB126.1 million (US$17.9 million), compared with RMB12.9 million in the second quarter of 2019.

•	Net loss margin, defined as net loss as a percentage of net revenues, increased to 24.6% from 2.3% in the second quarter of 2019.

•	New student enrollments were 82,597, representing a 10.2% increase year-over-year.

•	As of June 30, 2020, the Company’s deferred revenue balance was RMB3,066.6 million (US$434.0 million).

____________________________

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

“While the COVID-19 pandemic in China was effectively constrained during the second quarter, due to the varying work resumption requirements in different regions, the average resumption rate of our Wuhan campus and Beijing headquarters, was about 80%. Against this backdrop, we are pleased with maintaining steady growth in the second quarter, thanks to our self-developed collaborative online office system, efficient operation management and rigorous execution. Our net revenues in the second quarter of 2020 reached RMB512.5 million, in line with our guidance,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “In addition, our gross billings achieved year-over-year growth for the first time in the past five quarters, increasing by 21.3% to RMB531.5 million compared with the prior-year period, thanks to our strategy to diversify product and service offerings, continuous expansion in training course categories, improved efficiency of our sales team, as well as the tremendous efforts from all of our employees.

“In response to the growing number of individuals seeking post-graduate degrees, we have focused our efforts on strengthening our master’s degree-oriented programs in order to capture the growth opportunities, in addition to increasing our students’ willingness to pay for incremental courses and maximize their overall engagement. Gross billings of master’s degree-oriented programs for the second quarter of 2020 reached a new high of RMB135.2 million, up 58.7% year-over-year and accounting for 25.4% of total gross billings. At the same time, based on student demands and new market trends, Sunlands is also actively expanding our course offerings in multiple categories, including professional certifications and trainings related to new occupations as well as new skills and hobbies training catering to person’s diverse interests. Also in the quarter, our STE programs have maintained a solid market position and market share. Looking ahead, we are confident to maintain the market leading position of our existing service categories and continuously improve the learning effectiveness of our students through technical and operational advancement. We are also optimistic to capture the market opportunities and create more cross-selling possibilities as we develop new contents and firmly execute on our nimble and efficient student acquisition strategy.” Mr. Liu concluded.

Ms. Selena Lu Lv, Chief Financial Officer of Sunlands, said, “During the second quarter, our net revenues declined 7.3% year-over-year due to the decrease of gross billings last year. However, we are pleased that even given the impact of the COVID-19 outbreak and severe macroeconomic environment, our gross billings achieved a more than 20% year-over-year growth, reaching an important inflection point, and giving us confidence in its continuous growth in the future. On the expense side, we continued our pursuit of cost structure optimization, achieving 33.9% and 33.6% reductions in administrative expenses and R&D expenses respectively compared with the same period last year.

“Going forward, our focus remains on the diversification of our online courses and the improvement of our technology and operational capabilities. We believe more product offerings will translate to bigger addressable market for us and higher cost leverage, as well as increasing repurchasing potential from our students, whereas technological and operational improvement provides our students better experiences, which will further strengthen our brand image and reputation, and ultimately improve our referral rate. We will also continue diversifying our student acquisition strategy and upgrading the conversion model, all in an effort to further improve our sales conversion rate and efficiency, and drive sustainable long-term growth.” Ms. Lv concluded.

Financial Results for the second quarter of 2020

Net Revenues

In the second quarter of 2020, net revenues decreased by 7.3% to RMB512.5 million (US$72.5 million) from RMB552.7 million in the second quarter of 2019. The decrease was mainly due to the decrease of gross billings last year.

Cost of Revenues

Cost of revenues increased by 4.1% to RMB99.6 million (US$14.1 million) in the second quarter of 2020 from RMB95.7 million in the second quarter of 2019, which was primarily due to an increase in expenses related to service fees to educational institutions.

Gross Profit

Gross profit decreased by 9.7% to RMB412.9 million (US$58.4 million) in the second quarter of 2020 from RMB457.0 million in the second quarter of 2019.

Operating Expenses

In the second quarter of 2020, operating expenses were RMB560.0 million (US$79.3 million), representing a 12.3% increase from RMB498.7 million in the second quarter of 2019.

Sales and marketing expenses increased by 25.2% to RMB487.9 million (US$69.1 million) in the second quarter of 2020 from RMB389.7 million in the second quarter of 2019. The increase was mainly due to increases in (i) compensation paid to our sales and marketing personnel; and (ii) spending on branding and marketing activities, including investments in broadening our diversified student acquisition channels.

General and administrative expenses decreased by 33.9% to RMB56.1 million (US$7.9 million) in the second quarter of 2020 from RMB84.9 million in the second quarter of 2019. The decrease was mainly due to the decrease in compensation expenses.

Product development expenses decreased by 33.6% to RMB16.0 million (US$2.3 million) in the second quarter of 2020 from RMB24.0 million in the second quarter of 2019. The decrease was primarily due to a decrease in the compensation incurred related to our product and technology development personnel during the quarter.

Other income

Other income increased to RMB17.5 million(US$2.5 million) in the second quarter of 2020 from RMB9.0 million in the second quarter of 2019. The increase was primarily due to the value-added tax exemption offered by the relevant authorities in an amount of RMB15.0 million during the COVID-19 outbreak.

Net Loss

Net loss for the second quarter of 2020 was RMB126.1 million (US$17.9 million), compared with RMB12.9 million in the second quarter of 2019.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB18.70 (US$2.65) in the second quarter of 2020.

Cash and Cash Equivalents and Short-term Investments

As of June 30, 2020, the Company had RMB1,079.4 million (US$152.8 million) of cash and cash equivalents and RMB288.6 million (US$40.8 million) of short-term investments, compared with RMB1,402.2 million of cash and cash equivalents and RMB217.6 million of short-term investments as of December 31, 2019.

Deferred Revenue

As of June 30, 2020, the Company had a deferred revenue balance of RMB3,066.6 million (US$434.0 million), compared with RMB3,228.8 million as of December 31, 2019.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvement necessary to support Sunlands’ operations. Capital expenditures were RMB1.0 million (US$0.1 million) in the second quarter of 2020, compared with RMB2.2 million in the second quarter of 2019.

Financial Results for the First Six Months of 2020

Net Revenues

In the first six months of 2020, net revenues decreased by 3.5% to RMB1,077.6 million (US$152.5 million) from RMB1,116.9 million in the first six months of 2019.

Cost of Revenues

Cost of revenues increased by 8.5% to RMB196.5 million (US$27.8 million) in the first six months of 2020 from RMB181.2 million in the first six months of 2019.

Gross Profit

Gross profit decreased by 5.8% to RMB881.1 million (US$124.7 million) from RMB935.8 million in the first six months of 2019.

Operating Expenses

In the first six months of 2020, operating expenses were RMB1,127.7 million (US$159.6 million), representing a 1.5% increase from RMB1,111.4 million in the first six months of 2019.

Sales and marketing expenses increased by 6.6% to RMB945.7 million (US$133.9 million) in the first six months of 2020 from RMB887.0 million in the first six months of 2019.

General and administrative expenses decreased by 16.6% to RMB144.6 million (US$20.5 million) in the first six months of 2020 from RMB173.4 million in the first six months of 2019.

Product development expenses decreased by 26.7% to RMB37.4 million (US$5.3 million) in the first six months of 2020 from RMB51.0 million in the first six months of 2019.

Other income

Other income for the first six months of 2020 was RMB46.5 million (US$6.6 million), compared with RMB9.3 million in the first six months of 2019.

Net Loss

Net loss for the first six months of 2020 was RMB191.7 million (US$27.1 million), compared with RMB125.8 million in the first six months of 2019.

Basic and Diluted Net Loss Per Share

Basic and diluted net loss per share was RMB28.28 (US$4.0) in the first six months of 2020, compared with RMB18.38 in the first six months of 2019.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvement necessary to support Sunlands’ operations. Capital expenditures were RMB8.0 million (US$1.1 million) in the first six months of 2020, compared with RMB3.3 million in the first six months of 2019.

Outlook

For the third quarter of 2020, Sunlands currently expects net revenues to be between RMB500 million to RMB520 million, which would represent a decrease of 5.2% to 1.4% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0651 to US$1.00, the effective noon buying rate for June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2020, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on August 14, 2020, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until August 21, 2020, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	10147049

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings and EBITDA, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below.

Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings and EBITDA have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,402,226	1,079,409	152,780
Short-term investments	217,640	288,592	40,848
Prepaid expenses and other current assets	180,881	229,306	32,454
Deferred costs, current	243,447	232,379	32,891
Total current assets	2,044,194	1,829,686	258,973
Non-current assets
Property and equipment, net	545,675	532,728	75,403
Intangible assets, net	1,176	1,531	217
Right-of-use assets	598,991	571,995	80,961
Deferred costs, non-current	205,488	194,316	27,504
Long-term investments	40,026	65,100	9,214
Deferred tax assets	85,513	37,111	5,253
Other non-current assets	447,639	447,024	63,272
Total non-current assets	1,924,508	1,849,805	261,824
TOTAL ASSETS	3,968,702	3,679,491	520,797

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB209,727 and RMB228,875 as of
December 31, 2019 and June 30, 2020, respectively)	435,225	590,013	83,511
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB1,162,938 and
RMB653,595 as of December 31, 2019 and June 30, 2020, respectively)	1,670,076	1,503,501	212,807
Lease liabilities, current (including lease liabilities, current of the consolidated VIEs without recourse to Sunlands Technology Group of 22,659 and
RMB16,730 as of December 31, 2019 and June 30, 2020, respectively)	40,236	37,888	5,363
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2019, and June 30, 2020, respectively)	61,540	61,540	8,710
Long-term debt, current (including long-term debt, current of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December
31, 2019 and June 30, 2020, respectively)	32,500	32,500	4,600
Total current liabilities	2,239,577	2,225,442	314,991

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued
(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2019	2020
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB1,096,482 and RMB845,371 as of December 31, 2019 and June 30,
2020, respectively)	1,558,694	1,563,068	221,238
Lease liabilities, non-current (including lease liabilities, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
358,467 and RMB347,324 as of December 31, 2019 and June 30,
2020, respectively)	616,246	605,213	85,662
Deferred tax liabilities (including deferred tax liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of 4,415 and RMB4,310 as of
December 31, 2019 and June 30, 2020, respectively)	87,954	37,834	5,355
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB135 as of
December 31, 2019 and June 30, 2020, respectively)	11,469	9,801	1,387
Long-term debt, non-current (including long-term debt, non-current of the consolidated
VIEs without recourse to Sunlands Technology Group of nil and nil as of
December 31, 2019 and June 30, 2020, respectively)	193,125	176,875	25,035
Total non-current liabilities	2,467,488	2,392,791	338,677
TOTAL LIABILITIES	4,707,065	4,618,233	653,668

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,830,183 and 1,914,702 shares issued as of December 31, 2019 and June 30, 2020, respectively; 1,728,006 and 1,728,641 shares
outstanding as of December 31, 2019 and June 30, 2020, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2019 and June 30, 2020, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,258,686 and 4,174,167 shares issued and outstanding
as of December 31, 2019 and June 30, 2020, respectively)	1	1	-
Treasury stock	-	-	-
Additional paid-in capital	2,363,999	2,338,482	330,991
Accumulated deficit	(3,244,587)	(3,436,292)	(486,376)
Accumulated other comprehensive income	142,435	159,285	22,545
Total Sunlands Technology Group shareholders’ deficit	(738,151)	(938,523)	(132,840)
Noncontrolling interest	(212)	(219)	(31)
TOTAL SHAREHOLDERS’ DEFICIT	(738,363)	(938,742)	(132,871)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,968,702	3,679,491	520,797

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net revenues	552,690	512,482	72,537
Cost of revenues	(95,677)	(99,591)	(14,096)
Gross profit	457,013	412,891	58,441

Operating expenses
Sales and marketing expenses	(389,678)	(487,882)	(69,055)
Product development expenses	(24,045)	(15,970)	(2,260)
General and administrative expenses	(84,947)	(56,136)	(7,946)
Total operating expenses	(498,670)	(559,988)	(79,261)
Loss from operations	(41,657)	(147,097)	(20,820)
Interest income	24,635	6,317	892
Interest expense	(3,654)	(2,941)	(416)
Other income, net	8,981	17,521	2,480
Loss before income tax expenses	(11,695)	(126,200)	(17,864)
Income tax expenses	-	224	32
Loss from equity method investments	(1,190)	(173)	(24)
Net loss	(12,885)	(126,149)	(17,856)

Less: Net (loss)/income attributable to noncontrolling interest	(92)	45	6

Net loss attributable to Sunlands Technology Group	(12,793)	(126,194)	(17,862)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(1.87)	(18.70)	(2.65)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,831,112	6,749,309	6,749,309

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

	For the Three Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net loss	(12,885)	(126,149)	(17,856)
Other comprehensive income/(loss), net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	33,868	(2,513)	(356)
Total comprehensive income/(loss)	20,983	(128,662)	(18,212)
Less: comprehensive (loss)/income attributable to noncontrolling
interest	(92)	45	6
Comprehensive income/(loss) attributable to Sunlands Technology
Group	21,075	(128,707)	(18,218)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended June 30,
	2019	2020
	RMB	RMB
Net revenues	552,690	512,482
Less: other revenues	(228)	(4,194)
Add: tax and surcharges	29,923	34,554
Add: ending deferred revenue	3,227,949	3,066,569
Add: ending refund liability	-	202,651
Less: beginning deferred revenue	(3,372,174)	(3,105,517)
Less: beginning refund liability	-	(175,006)
Gross billings (non-GAAP)	438,160	531,539

Net loss	(12,885)	(126,149)
Add: income tax expenses	-	(224)
depreciation and amortization	9,176	11,325
interest expense	3,654	2,941
Less: interest income	(24,635)	(6,317)
EBITDA (non-GAAP)	(24,690)	(118,424)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net revenues	1,116,905	1,077,581	152,522
Cost of revenues	(181,150)	(196,503)	(27,813)
Gross profit	935,755	881,078	124,709

Operating expenses
Sales and marketing expenses	(887,012)	(945,737)	(133,860)
Product development expenses	(51,002)	(37,365)	(5,289)
General and administrative expenses	(173,384)	(144,638)	(20,472)
Total operating expenses	(1,111,398)	(1,127,740)	(159,621)
Loss from operations	(175,643)	(246,662)	(34,912)
Interest income	48,944	13,137	1,857
Interest expense	(7,385)	(6,128)	(867)
Other income, net	9,279	46,549	6,589
Loss before income tax expenses	(124,805)	(193,104)	(27,333)
Income tax expenses	-	1,718	243
Loss from equity method investments	(1,010)	(326)	(46)
Net loss	(125,815)	(191,712)	(27,136)

Less: Net loss attributable to noncontrolling interest	(82)	(7)	(1)

Net loss attributable to Sunlands Technology Group	(125,733)	(191,705)	(27,135)
Net loss per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(18.38)	(28.28)	(4.00)
Weighted average shares used in calculating net loss
per ordinary share:
Basic and diluted	6,842,421	6,779,346	6,779,346

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands)

	For the Six Months Ended June 30,
	2019	2020
	RMB	RMB	US$
Net loss	(125,815)	(191,712)	(27,136)
Other comprehensive (loss)/income, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(2,537)	16,850	2,385
Total comprehensive loss	(128,352)	(174,862)	(24,751)
Less: comprehensive loss attributable to noncontrolling
interest	(82)	(7)	(1)
Comprehensive loss attributable to Sunlands Technology
Group	(128,270)	(174,855)	(24,750)

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2019	2020
	RMB	RMB
Net revenues	1,116,905	1,077,581
Less: other revenues	(9,614)	(10,988)
Add: tax and surcharges	52,819	69,757
Add: ending deferred revenue	3,227,949	3,066,569
Add: ending refund liability	-	202,651
Less: beginning deferred revenue	(3,286,025)	(3,228,770)
Less: beginning refund liability	-	(128,478)
Gross billings (non-GAAP)	1,102,034	1,048,322

Net loss	(125,815)	(191,712)
Add: income tax expenses	-	(1,718)
depreciation and amortization	18,438	20,483
interest expense	7,385	6,128
Less: interest income	(48,944)	(13,137)
EBITDA (non-GAAP)	(148,936)	(179,956)